Exhibit (a)(7)

Blue Coat

Election Amendment Review

You have made the following elections with respect to your Eligible Options.

Grant Date	Option Number	Option Plan	Exercise Price Per Share	Total Number of Shares Subject to Outstanding Option	Number of Shares Subject to Portion Qualifying as Eligible Option	Actual Grant Date	Fair Market Value of Blue Coat Common Stock on Actual Grant Date	Amend Entire Eligible Portion?
7/30/2003	2452	1999/NQ	$5.44	600	388	8/6/2003	$5.46	Y
5/23/2005	3125	1999/NQ	$18.08	200	200	5/26/2005	$18.65	Y

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